NSAR QUESTIONNAIRE - FUNDS TRUST

ATTACHMENT


Sub-Item 77D


Series Series Name
    2 Diversified Bond Fund is now able to invest in dollar-denominated debt securities of foreign issuers. They were previously limited to only foreign banks when investing in dollar-denominated foreign debt securities.